SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

AMENDMENT NO. 3

RULE 13E-3 TRANSACTION STATEMENT
Under Section 13(e) of the Securities Exchange Act of 1934

KEYPATH EDUCATION INTERNATIONAL, INC.
(Name of Issuer)

Keypath Education International, Inc.
Karpos Intermediate, LLC
Karpos Merger Sub, Inc.

AVI Mezz Co., L.P.

Sterling Capital Partners IV, L.P.

SCP IV Parallel, L.P.

Sterling Karpos Holdings, LLC

M. Avi Epstein

R. Christopher Hoehn-Saric

Stephen Fireng

Ryan O’Hare

Eric Israel

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Steve Fireng Executive Director and Global Chief Executive Officer Keypath Education International, Inc. 1501 Woodfield Rd, Suite 204N Schaumburg, IL 60173 (224) 419-7988	M. Avi Epstein Courtney Altman Sterling Partners 167 N. Green St., 4th Floor Chicago, IL 60607 (312) 465-7000

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Mark D. Wood, Esq. Thomas F. Lamprecht, Esq. Elizabeth C. McNichol, Esq. Katten Muchin Rosenman LLP 525 W. Monroe Street Chicago, Illinois 60661 (312) 902-5200

Steven V. Napolitano, P.C.

Kirkland & Ellis LLP

333 West Wolf Point Plaza

Chicago, IL 60654

(312) 862-2000

and

Peter Seligson, P.C.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

Clayton Utz Stuart Byrne, Partner Level 15, 1 Bligh Street Sydney, NSW, Australia 2000 +61 2 9353 4722	Julian Donnan Allens Deutsche Bank Place Level 28, 126 Phillip St Sydney NSW 2000

This statement is filed in connection with (check the appropriate box):

☒	The filing of solicitation materials on an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer.

☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 3 to the Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits thereto (as amended, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (i) Keypath Education International, Inc., a Delaware corporation (the “Company”) and the issuer of the common stock, par value $0.01 per share ( “Common Stock”), that is subject to the Rule 13e-3 transaction, (ii) Karpos Intermediate, LLC, a Delaware limited liability company (“Parent”), (iii) Karpos Merger Sub, Inc., a Delaware corporation and wholly-owned direct subsidiary of Parent (“Merger Sub” and, together with Parent, the “Parent Parties”), (iv) AVI Mezz Co., L.P., a Delaware limited partnership, and the majority stockholder of the Company (the “Majority Stockholder”), (v) SCP IV Parallel, L.P., a Delaware limited partnership, and the general partner of the Majority Stockholder (“SCP IV”), (vi) Sterling Capital Partners IV, L.P., a Delaware limited partnership and the general partner of SCP IV (“Sterling” and, together with SCP IV, the “Sponsor”), (vii) Sterling Karpos Holdings, LLC, the sole owner of Parent (“TopCo”), (viii) Mr. M. Avi Epstein, an individual and member of the Board of Directors of the Company (the “Board”), and the managing director of the Sponsor and the Sponsor’s Chief Operating Officer, General Counsel and Chief Compliance Officer, (ix) Mr. R. Christopher Hoehn-Saric, an individual and member of the Board and a co-founder and managing director of the Sponsor, (x) Mr. Stephen Fireng, an individual, and a member of the Board and the Company’s Global Chief Executive Officer and Executive Director, (xi) Mr. Ryan O’Hare, an individual and the Company’s Chief Executive Officer, Australia Asia-Pacific and (xii) Mr. Eric Israel, an individual and the Company’s General Counsel and Company Secretary.

On May 23, 2024, the Company, Parent and Merger Sub entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”). The Merger Agreement provides for Merger Sub to be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent.

On August 8, 2024 Central Daylight Time (“CDT”), the Company filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board of Directors of the Company solicited proxies from the stockholders of the Company in connection with the Merger.

The information set forth in the Proxy Statement, including all annexes thereto and information incorporated therein, is hereby incorporated herein by reference, and the responses to each such item in this Transaction Statement are qualified in its entirety by the information contained in the Proxy Statement and the annexes thereto.

This final amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement. All information set forth in this final amendment should be read in conjunction with the information contained or incorporated by reference in this Transaction Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 15. Additional Information

(c) Other Material Information.

Item 15(c) is hereby amended and supplemented as follows:

On September 5, 2024 Australian Eastern Standard Time (“AEST”) (September 4, 2024 CDT), at a special meeting of the Company’s stockholders, the Company’s stockholders voted to approve the proposal to adopt the Merger Agreement by the affirmative vote of the holders of (i) at least a majority of the outstanding shares of Common Stock (including shares of Common Stock underlying the Company’s CHESS Depository Interests (the “CDIs”)) entitled to vote thereon and (ii) at least a majority of the outstanding shares of Common Stock (including shares of Common Stock underlying the CDIs) entitled to vote thereon, not including shares of Common Stock held by the Sponsor, the Majority Stockholder, Parent, Merger Sub, Steve Fireng, Ryan O’Hare, Diana Eilert, Robert Bazzani, Melanie Laing, Susan Wolford, R. Christopher Hoehn-Saric, Avi Epstein, Eric Israel, Inna Nisenbaum, and their respective affiliates and immediate family members.

As the proposal to adopt the Merger Agreement received the requisite shareholder approvals and the other conditions set forth in the Merger Agreement were satisfied, the Company filed a Certificate of Merger with the Secretary of State of Delaware on or about 12:00 a.m. AEST on September 11, 2024 (on or about 9:00 a.m. CDT on September 10, 2024) (the “Effective Time”), pursuant to which Merger Sub was merged with and into the Company, with the Company as the surviving corporation. As a result of the Merger, the Company became a wholly-owned subsidiary of the Parent.

Upon the consummation of the Merger, each share of Common Stock (including each share of Common Stock underlying the CDIs) issued and outstanding immediately prior to the Effective Time (other than any Excluded Shares (as hereinafter defined)) was converted into the right to receive $0.87 Australian Dollars in cash, without interest, less any applicable withholding taxes (the “Transaction Consideration”), whereupon all such shares were automatically canceled upon the conversion thereof and ceased to exist, and the holders of such shares ceased to have any rights with respect thereto other than the right to receive the Transaction Consideration. Shares of Common Stock (including shares of Common Stock underlying the CDIs) held by (1) certain holders of Common Stock that have entered into rollover agreements (including the Majority Stockholder, Steve Fireng, Ryan O’Hare and Eric Israel) (collectively, the “Rollover Stockholders”), (2) the Company, (3) Parent and (4) any direct or indirect wholly-owned subsidiary of Parent (including Merger Sub) (collectively, the “Excluded Shares”) were not entitled to receive the Transaction Consideration. Instead, pursuant to the terms and conditions of their respective Contribution and Exchange Agreements (the “Rollover Agreements”) with TopCo, the Rollover Stockholders exchanged their respective shares of Common Stock (including their shares of Common Stock underlying CDIs) for equity interests in TopCo upon the completion of the Merger. The Rollover Agreements, including the amendments to the Rollover Agreements with Mr. Fireng, Mr. O’Hare and the Majority Stockholder, are filed hereto as Exhibits (d)(4) through (d)(10). In addition, in connection with the Merger, Messrs. Fireng and Israel entered into Restricted Unit Agreements with Topco, filed hereto as Exhibits (d)(11) and (d)(12), and Mr. O’Hare agreed to enter into a Put Right and Repurchase Option Agreement, in the form filed as Exhibit (d)(13) hereto. Messrs. Fireng and Israel also entered into Bonus Letter Agreements with TopCo, filed as Exhibits (d)(14) and (d)(15) hereto, and Mr. O’Hare also agreed to enter into a Bonus Letter Agreement with TopCo, in the form filed as Exhibit (d)(16), pursuant to which each will receive cash transaction bonuses in connection with the closing of the Merger.

Effective as of the Effective Time, the Company also terminated its 2021 Equity Incentive Plan, as amended, and any other plan pursuant to which options to purchase shares of the Common Stock (including shares of Common Stock underlying the CDIs) and restricted stock units in respect of Common Stock (including shares of Common Stock underlying the CDIs) have been granted, and any applicable award agreements granted under such plans as in effect on the date of the Merger Agreement, in accordance with the termination provisions set forth in the Merger Agreement.

As a result of the Merger, the CDIs have ceased to trade on the Australian Securities Exchange (the “ASX”), and the ASX removed the Company from the Official List of the ASX with effect from the close of trading on September 11, 2024 AEST. In addition, the Company intends to file a Form 15 with the SEC under the Exchange Act, requesting the deregistration of the Company’s shares of Common Stock under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13(a) of the Exchange Act. As of the date of the filing of the Form 15, the obligation of the Company to file reports under the Exchange Act, including Forms 10-K, 10-Q and 8-K, will be immediately suspended. Other filing requirements will terminate upon the effectiveness of the deregistration under Section 12(g) of the Exchange Act, which will occur 90 days after the filing of the Form 15.

In addition, on September 11, 2024, the Company issued an announcement confirming the consummation of the Merger, and such announcement is filed as Exhibit (a)(2)(xi) hereto and incorporated by reference herein.

Item 16. Exhibits

(a)(2)(i)	Definitive Proxy Statement of Keypath Education International, Inc. (incorporated by reference to the Schedule 14A filed concurrently with this Transaction Statement with the Securities and Exchange Commission on August 8, 2024).
(a)(2)(ii)	Form of Proxy Card (incorporated herein by reference to the Proxy Statement).
(a)(2)(iii)	Form of CDI Voting Instruction Form (incorporated herein by reference to the Proxy Statement).
(a)(2)(iv)	Letter to Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(2)(v)	Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).
(a)(2)(vi)	Announcement issued by Keypath Education International. Inc., dated May 24, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2024).
(a)(2)(vii)	Announcement issued by Keypath Education International, Inc., dated August 13, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 13, 2024).
(a)(2)(viii)	Announcement issued by Keypath Education International, Inc., dated August 22, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 22, 2024).
(a)(2)(ix)	Announcement issued by Keypath Education International, Inc., dated August 30, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 30, 2024).
(a)(2)(x)	Announcement issued by Keypath Education International, Inc., dated September 5, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 5, 2024).
(a)(2)(xi)	Announcement issued by Keypath Education International, Inc., dated September 11, 2024 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 11, 2024).
(b)(1)	Credit Agreement dated as of May 23, 2024 among Karpos Intermediate, LLC, as the Borrower, Karpos Parent, Inc., as Parent, various lenders from time to time party thereto and MS Private Credit Administrative Services LLC, as Administrative Agent and Collateral Agent.*
(c)(1)	Opinion of BMO Capital Markets Corp. dated May 23, 2024 (incorporated herein by reference to Annex B of the Proxy Statement).
(c)(2)	Presentation of BMO Capital Markets Corp. to the Special Committee of the Company, dated March 14, 2024.*
(c)(3)	Presentation of BMO Capital Markets Corp. to the Special Committee of the Company, dated May 23, 2024.*
(c)(4)	Discussion Materials of Macquarie Capital, dated November 6, 2023.**
(c)(5)	Valuation Support Materials of Macquarie Capital, dated March 22, 2024.**
(d)(1)	Agreement and Plan of Merger, dated as of May 23, 2024, by and among Keypath Education International, Inc., Karpos Intermediate, LLC and Karpos Merger Sub, Inc. (incorporated herein by reference to Annex A of the Proxy Statement).
(d)(2)	Support Agreement, dated as of May 23, 2024, by and among the Keypath Education International, Inc. and AVI Mezz Co., L.P. (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2024).
(d)(3)	Limited Guaranty, dated as of May 23, 2024. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on May 24, 2024).
(d)(4)	The Contribution and Exchange Agreement between Steve Fireng and TopCo, dated May 23, 2024.**
(d)(5)	The Contribution and Exchange Agreement between Ryan O’Hare and TopCo, dated May 23, 2024.**
(d)(6)	The Contribution and Exchange Agreement between Majority Stockholder and TopCo, dated May 23, 2024.**
(d)(7)	The Contribution and Exchange Agreement between Eric Israel and TopCo, dated September 10 2024.
(d)(8)	Amendment No. 1 to the Contribution and Exchange Agreement between Steve Fireng and TopCo, dated September 10, 2024.
(d)(9)	Amendment No. 1 to the Contribution and Exchange Agreement between Ryan O’Hare and TopCo, dated September 10, 2024.
(d)(10)	Amendment No. 1 to the Contribution and Exchange Agreement between Majority Stockholder and TopCo, dated September 10, 2024.
(d)(11)	Restricted Unit Agreement between Steve Fireng and TopCo, dated September 10, 2024.
(d)(12)	Restricted Unit Agreement between Eric Israel and TopCo, dated September 10, 2024.
(d)(13)	Form of Put Right and Repurchase Option Agreement between Ryan O’Hare and TopCo.
(d)(14)	Bonus Letter Agreement between Steve Fireng and TopCo, dated September 10, 2024.
(d)(15)	Bonus Letter Agreement between Eric Israel and TopCo, dated September 10, 2024.
(d)(16)	Form of Bonus Letter Agreement between Ryan O’Hare and TopCo.
(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex C of the Proxy Statement).
107	Filing Fee Exhibit*

*	Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on June 25, 2024.

**	Previously filed with the Transaction Statement on the Schedule 13E-3 filed with the SEC on July 26 2024.

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of September 11, 2024

KEYPATH EDUCATION INTERNATIONAL, INC.

	By:	/s/ Steve Fireng
	Name:	Steve Fireng
	Title:	Global Chief Executive Officer

KARPOS INTERMEDIATE, LLC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	President

KARPOS MERGER SUB, INC.

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	President

AVI MEZZ CO., L.P.

By:	Sterling Capital Partners IV, L.P.
Its	General Partner

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Chief Operating Officer and General Counsel

SCP IV PARALLEL, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Chief Operating Officer and General Counsel

STERLING CAPITAL PARTNERS IV, L.P.

By:	SC Partners IV, L.P.
Its:	General Partner

By:	Sterling Capital Partners IV, LLC
Its:	General Partner

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	Chief Operating Officer and General Counsel

STERLING KARPOS HOLDINGS, LLC

	By:	/s/ M. Avi Epstein
	Name:	M. Avi Epstein
	Title:	President

M. AVI EPSTEIN

/s/ M. Avi Epstein

R. CHRISTOPHER HOEHN-SARIC

/s/ R. Christopher Hoehn-Saric

STEPHEN FIRENG

/s/ Stephen Fireng

RYAN O’HARE

/s/ Ryan O’Hare

ERIC ISRAEL

/s/ Eric Israel